SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*

AUGMENT SYSTEMS, INC.

___________________________
(Name of Issuer)

Common Stock

________________________
(Title of Class of Securities)

051058105

________________________
(CUSIP Number)

Ted D. Rosen, Esq.
Rosen & Tetelman, LLP
501 Fifth Ave., Suite 1404
New York, NY 10017
(212) 986-7171

_________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2001
________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.       NAME OF REPORTING PERSONS

         Kevin C. Griffin

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP

         (See Instructions)

         (a)      [ ]

         (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         SC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS

         REQUIRED PURSUANT TO ITEM  2(d) OR 2(e)

         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF                           7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                                See Item 5(B)
OWNED BY
EACH                                        8.       SHARED VOTING POWER
REPORTING
PERSON                                               None
WITH
                                            9.       SOLE DISPOSITIVE POWER

                                                     See Item 5(B)

                                            10.      SHARED DISPOSITIVE POWER

                                                     None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         See Item 5(B)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.4%

14.      TYPE OF REPORTING PERSON

         IND

Item 1. Security and Issuer

This Schedule 13D Statement relates to the purchase by Kevin C. Griffin of 15,000,000 shares of common stock, par value $.0001 (“Common Stock” or the “Shares”) equal to Eleven and Four Tenths Percent (11.4%) of the issued and outstanding shares of Augment Systems, Inc. (“Augment” or “Issuer”), from Jeffrey Leventhal, an officer, director and principal stockholder in Augment (who is filing a Scheudle 13D simultaneously herewith). The principal executive offices of the Issuer are located at 1900 Corporate Blvd., Suite 305W, Boca Raton, FL 33431.

Item 2. Identity and Background

(A) This Schedule 13D Statement is being filed by Kevin C. Griffin (“Griffin” or “Reporting Person”), an individual.

(B) The Reporting Person’s principal business address is P.O. Box 1143, Bridgehampton, NY 11932.

(C) Griffin's present principal occupation is private investor.

(D) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(E) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F) Griffin is a resident of the State of New York and a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Griffin paid Mr. Leventhal the sum of $75,000 from his personal funds for this transaction.

Item 4. Purpose of Transaction

The Shares are restricted stock and have been acquired by the Reporting Person for investment purposes. The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition, business operations and prospects. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate.

Item 5. Interest in Securities of the Issuer

(A) As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of Fifteen Million (15,000,000) shares of Common Stock, or Eleven and Four Tenths Percent (11.4%) of the Issuer's issued and outstanding Common Stock, par value $.0001.

(B) The Reporting Person named in Paragraph (A) herein has sole voting power for Fifteen Million (15,000,000) shares of Common Stock, or Eleven and Four Tenths Percent (11.4%) of the Issuer’s issued and outstanding Common Stock, par value $.0001.

(C) Except as described herein, the Reporting Person has not acquired or disposed of any shares of the Issuer Common Stock during the past sixty (60) days.

(D) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(E) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Annexed hereto as Exhibit A is a copy of the Stock Purchase Agreement (the “Agreement”), dated as of April 11, 2001, by and between Mr. Griffin and Mr. Jeffrey Leventhal (who is the Chief Executive Officer, Director and owns personally 19,488,720 Shares (14.8% of Augment), Mrs. Victoria Leventhal owns 5,709,680 Shares equal to 4.3% and 23,788,233 Shares through Leventhal Paget LLC (18.1%) for an aggregate total of 48,986,633 or 37.2% of the issued Shares of Augment. Payment was made on May 2, 2001. Mr. Griffin has agreed to act as a Director and Vice President of Business Development for Augment. To the best of the Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Stock Purchase Agreement dated as of April 11, 2001, by and between Kevin Griffin and Jeffrey Leventhal.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies as of May 24, 2001, that the information set forth in this statement is true, complete and correct.

s/ Kevin C. Griffin
------------------------------
Kevin C. Griffin, Individually

Exhibit A

CONTRACT TO PURCHASE SHARESCONFIDENTIAL
& PRIVATE TRANSACTION

April 11, 2001

1.Kevin Griffin to purchase 15,000,000 common shares of Augment Systems, Inc. for total consideration of $75,000 in a private transaction from Jeffrey Leventhal.

2. Kevin Griffin is responsible for due diligence and represents that he has read all public filings and has had an opportunity to ask any questions.

3. Kevin Griffin is responsible to file a 13D on his own.

4. Griffin will pay Leventhal via check or wire and Leventhal will cause Augment’s transfer agent to “break” Leventhal’s shares into various increments including one certificate for 15,000,000 shares. This certificate along with a medallion stamped stock power will be delivered to Griffin as total consideration and satisfaction.

5. Griffin will join management team of Augment and Augment's board of directors.

6. This document represents this transaction in its entirety.

s/Kevin C. Griffin
--------------------
s/Jeffrey Leventhal
---------------------